SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE, LEONARD #1-23 UPDATE

Denver 1700 hours October 26th, 2009

Leonard #1-23H (10% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) updated its report of last week on the re-stimulation of the Leonard #1-23H, after the flow back of this treatment was monitored for a period of three days before the well was placed back into production.

The well was stimulated with 98,000 pounds of high strength proppant using 18,000 barrels of stimulation fluid.

At the end of the 64 hour flow back period the well was flowing as follows:

Total fluid	680 bfpd

Oil	320 bopd

Gas	380 mcfpd

Water	360 bwpd

At the conclusion of the flow back period, only 3,000 barrels of the 18,000 barrel treating fluid had been recovered.  The oil cut was at 47% and it is expected that it will continue to increase until it produces at its historical oil cut of around 70%.

The well is currently producing without artificial lift and thus it is difficult to predict what oil rate the well will achieve in the long term once it is put back onto pump. However the current results are very encouraging, as this near term oil rate would be expected to be between 300 and 500 bopd.

Given the improvements that have been made in the stimulation design, it is expected that the next round of development wells will see improved results as this design will be applied to the total horizontal length of the wellbore. The production performance will be monitored and then a decision taken to drill the additional development wells in the balance of Samson’s acreage holding.

Samson has a 10% working interest in this well, though we have maintained a 30% equity interest in the balance of the 6,400 acreage block in the Bakken Formation.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.